

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

October 6, 2008

Via U.S. Mail and Fax

Reuben Joseph September, Chief Executive Officer
Telekom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa, 0002

> **Re: Telekom SA Limited**
> **Form 20-F for the year ended March 31, 2007**
> **Filed on July 21, 2008**
> **File No. 1-31609**

Dear Mr. September:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or the amendment is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form: 20-F for the year ended March 31, 2007

Report of Independent Registered Public Accounting Firm (Ernst & Young)

1.   Please note that in order to qualify for omitting the US GAAP reconciliation under the new rule, the audit report must state explicitly that the financial statements were in compliance with International Financial Reporting Standards *as issued by International Accounting Standards Board*. Refer to Rule 4-01(2) of Regulation S-X and the SEC Release No. 33-8879. Please include in the amended filing a revised auditor's report.

Vodacom Group (proprietary) Limited

Notes to the Consolidated Financial Statements
Basis of Preparation

2.   Please note that in order to qualify for omitting the US GAAP reconciliation under the new rule, the note must state explicitly that the consolidated annual financial statements were prepared in accordance with International Financial Reporting Standards *as issued by International Accounting Standards Board.* Refer to Rule 4-01(2) of Regulation S-X and the SEC Release No. 33-8879.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on the EDGAR a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Accountant, at (202) 551-3353, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director